UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with an annual general meeting of shareholders (the “Meeting”) of DirectBooking Technology Co., Ltd., a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

EXHIBITS

Exhibit
Number	Description of Exhibit
99.1	Press Release
99.2	Proxy Statement and Notice of Annual General Meeting of Shareholders
99.3	Form of Proxy Card
99.4	Second Amended and Restated Memorandum of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director

Date: December 2, 2025